Exhibit (4)(A11)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Contract

or Your Retirement Choice Plus Annuity Contract

[Effective Date: Upon receipt/Specific date/Attached at issue]

This endorsement is part of your contract with TIAA. It modifies provisions of your TIAA Retirement Choice Annuity Contract (RC) or your TIAA Retirement Choice Plus Annuity Contract (RCP) as follows.

The following definitions are added:

A Custom Portfolios Model Service (CPMS) Program is an asset allocation service developed by an employer plan generally in consultation with investment advisors designated by the plan sponsor whereby contributions under the plan are allocated to model portfolios comprised of funding options in accordance with prescribed target allocation percentages established by the plan sponsor. Some or all of the funding options under this contract may be administered as part of a CPMS. As provided below, for employees subscribed in a model within the CPMS, TIAA will periodically execute contractholder payments from Investment Account accumulations to track the target allocation percentages of the models created for the CPMS. However, except as specified below in connection with contractholder payments, there will be no movement of Traditional Annuity accumulations out of the Traditional Annuity in connection with the administration of a CPMS. The terms of the CPMS and the particular funding options that may be administered as part of a CPMS will be as agreed upon by TIAA and the contractholder. For any such CPMS, the employer plan defines the target allocations. More than one model in a CPMS may be administered under the contract. However, any specific employee’s accumulation can only be managed under one model within the CPMS program at any time.

If the contract is being used in connection with an employer plan in which both an RC and RCP contract are simultaneously being used as funding vehicles and record-kept as a single plan in TIAA-CREF’s recordkeeping systems for the purposes of making CPMSs available to employees, then

•	the only amounts that may be applied to the RCP would be those associated with administering a model(s) in a CPMS.

•	TIAA may transfer an employee’s Investment Account accumulations between the RCP and the corresponding accounts in the RC in accordance with the terms of the CPMS as agreed upon by TIAA and the contractholder under circumstances in which an employee begins or ceases participation in a model in a CPMS.

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The contractholder understands and acknowledges that, in connection with any CPMS, and notwithstanding any other provisions in the contract to the contrary, each employee retains, with respect to his or her accumulation in the CPMS, the following rights to the full extent an employee may be granted these rights under the contract: the right to (i) withdraw accumulations subject to all otherwise applicable restrictions on an employee’s right to withdraw or transfer such accumulations; (ii) vote securities, or delegate the authority to vote securities to another person; (iii) be provided in a timely manner with a written confirmation or other notification of each transaction, and all other documents required by law to be provided to a security holder; and (iv) proceed directly as a security holder against the issuer of any security in the employee’s account.

A custom portfolios model service accumulation (CPMS accumulation) is the portion of the contract accumulation equal to the sum of all employees’ custom portfolio model service accumulations in a given CPMS under the contract.

An employee’s custom portfolios model service accumulation (employee’s CPMS accumulation) is the portion of the employee’s accumulation maintained for the sole purpose of providing a record of amounts accumulated in the Traditional Annuity in a model in a CPMS or an Investment Account in a model in a CPMS.

The definition of Contractholder payments is modified by adding the following:

At the mutual agreement of TIAA and the contractholder, and as described below, contractholder payments from the Traditional Annuity accumulation can include payments made as a series of payments of the contract’s entire Traditional Annuity accumulation in a specific model in a CPMS under the contract, less any applicable surrender charges. At the mutual agreement of TIAA and the contractholder, and as described below, a contractholder payment from an Investment Account accumulation can include a lump-sum payment of that Account’s entire accumulation in a specific model in a CPMS under the contract.

The provision entitled Amount and effective date of contractholder payments from the Traditional Annuity is modified by adding the following:

Contractholder payments from the Traditional Annuity accumulation can include payments made as a series of payments, to be paid over the period of time described in the contract, for the purpose of paying out the contract’s entire Traditional Annuity accumulation in a specific model in a CPMS under the contract including payments made to effect a transfer to an Investment Account accumulation or to the companion CREF contract, if any. Contractholder payments executed for this purpose will be referred to as Custom Portfolios Model Service Contractholder Payments (CPMSCPs). Any contractholder payment, including CPMSCPs, will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules.

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The availability of CPMSCPs is subject to the following:

1.	CPMSCPs may only be paid from Traditional Annuity accumulations held within a model in a CPMS.

2.	Any portion of the contract’s accumulation being paid as CPMSCPs may not be included in the calculation of any request for or calculation of any other series of contractholder payments.

3.	The request for CPMSCPs is irrevocable once we receive the contractholder’s written request in good order. The first payment will be effective as of the end of a business day that is not more than [90] days after the business day that we receive the contractholder’s written request for such CPMSCPs. TIAA will determine all values as of such effective date.

The provision entitled Amount and effective date of contractholder payments from an Investment Account is modified by replacing the first sentence with the following:

A contractholder payment from an Investment Account accumulation can include a lump-sum payment of some or all of the contract’s accumulation in that Account in a specific model in a CPMS under the contract, including payments made to effect a transfer to the Traditional Annuity accumulation or to the companion CREF contract, if any. A contractholder payment from an Investment Account accumulation also includes lump-sum payments and transfers of any part of an employee’s CPMS accumulation in that Investment Account effected to achieve the rebalancing objectives associated with the target allocations of the model in a CPMS.

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